April 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Benjamin Holt and David Link

Re:	Dune Acquisition Corporation II (the “Company”)
Registration Statement on Form S-1
Filed March 7, 2025, as amended
File No. 333-285639

To Whom it May Concern:

We previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-285639), be accelerated under Rule 461 of the Securities Act of 1933, as amended (the “Act”), so that it will be declared effective at 4:00 p.m., Eastern Time, on Monday, April 7, 2025, or as soon thereafter as possible. The undersigned hereby wishes to withdraw such request for acceleration.

Pursuant to Rule 461 under the Act, the undersigned hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Tuesday, April 8, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan Gerety
	Name:	Ryan Gerety
	Title:	Managing Director